UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q
☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For the Period Ended: March 31, 2006

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended: ______________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART 1 - REGISTRANT INFORMATION

National Western Life Insurance Company

Full Name of Registrant

Former Name of Applicable

850 East Anderson Lane

Address of Principal Executive Office (Street and Number):

Austin, Texas 78752-1602

City, State and Zip Code

PART 2 - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated with unreasonable effort or expense.
☑	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The report on Form 10-Q for the quarter ended March 31, 2006 for National Western Life Insurance Company ("Company") is not able to be filed on a timely basis without unreasonable effort and expense. The Company adopted Statement of Financial Accounting Standard ("SFAS") No. 123(R), Share-Based Payment, in its condensed consolidated financial statements during the quarter with respect to its option plan. On May 10, 2006, the Company was informed by its independent auditors, KPMG LLP ("KPMG"), of their determination that the Company should apply a method of accounting for its option plan under SFAS 123(R) different from the Company's implementation and restate first quarter earnings. Given KPMG's notification in such close proximity to the filing date, the Company's ability to file on a timely basis was impeded. The Company represents that it will perform the calculations necessary to restate its earnings and file its Form 10-Q no later than the fifth calendar day following its prescribed due date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Brian M. Pribyl	512	836-1010

(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).   Yes     ☑    No  ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   Yes   ☐    No    ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reason why a reasonable estimate of the results cannot be made.

National Western Life Insurance Company

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 11, 2006	By: /S/Brian M. Pribyl

Brian M. Pribyl
Senior Vice President,
Chief Financial & Administrative
Officer and Treasurer
(Principal Financial Officer)